Exhibit 99.89

KPMG LLP

205 5th Avenue SW Suite 3100

Calgary AB T2P 4B9 Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Kolibri Global Energy Inc.

We, KPMG LLP, consent to the use of our report dated March 15, 2023 on the consolidated financial statements of Kolibri Global Energy Inc. (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively the “consolidated financial statements”), which is included in the Registration Statement on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

September 29, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.